Exhibit 10.18

SERVICE AGREEMENT
This Service Agreement (hereinafter the -Agreement-) is entered into this 15th day of October, 2007 between Corporativo LODEMO S.A DE CV., a Mexican Corporation with its primary place of business located at Calle 18, # 201-B x 23 y 25, Colonias Garcia Gineres, C.P. 97070, Merida, Yucatan, Mexico (hereinafter -Lodemo"); and Medical Discoveries, Inc., a Utah Corporation dba Global Clean Energy Holdings, with its primary place of business located at 6033 W. Century Blvd, Suite 1090, Los Angeles, CA 90045, USA (hereinafter "Global"). The terms of this Agreement shall be binding upon the parties.
WITNESSETH:
          WHEREAS, Global intends to secure land and establish and operate farming operations within the Republic of Mexico (hereinafter "Mexico") for the purpose of growing jatropha Curcas (hereinafter ''Jatropha"), a non-edible agricultural product: and
          WHEREAS, Global intends to harvest Jatropha seeds from its farming operations in Mexico and extract oil from the seeds for the purpose of selling the oil inside and outside Mexico as an energy source and biodiesel feedstock; and
          WHEREAS, Global intends to construct and operate seed oil extraction facilities, and, in connection therewith, desires to set up logistics and transportation systems to transport production feedstocks, supplies, seed oil, biodiesel, and other end products; and
          WHEREAS, Global intends to acquire professional services from Lodemo to support its activities and objectives as described in this Agreement; and
          WHEREAS, the parties desire to set forth their specific understanding of their respective responsibilities and obligations associated with delivery of the services to be provided by Lodemo hereunder.
          NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Global and Lodemo agree as follows:
1.0 DEFINITIONS
          For purposes of this Agreement, the following terms and phrases have the following definitions:
"Facilities" means all physical assets purchased or intended for purchase by Global necessary to deliver the products and services defined in this Agreement; including structures, seeds, plants, fertilizer, planting materials and supplies, tools, machinery, equipment, and vehicles. For purposes of this Agreement, the Facilities shall not include any land.
"Project Operations & Capital Expenditure Budget" means a detailed and itemized estimate of projected yearly expenditures necessary for construction and operation of the Project based on anticipated progress and activity by the parties, as revised and amended from time to time in accordance with the terms hereof.

"Facility Manager" means Lodemo's management representative with day-to-day operating responsibility for the Project.
"Farm" means the land owned or leased by Global in Mexico and all equipment necessary for the propagation, cultivation, and harvesting of Jatropha on such land.
"Logistics" means those assets and services that are necessary for the transportation of labor, materials, products, by-product or waste to or from the operations of the Project, Farms and Facilities.
"Oil Extraction Facility" means the assets and services required for the removal of oil from the Jatropha seeds produced from the Farms and for the storage of the seeds or oil. Global shall acquire or construct, and thereafter own, the Oil Extraction Facility. The construction or acquisition of the Oil Extraction Facility is not covered by this Agreement. The operation of the Oil Extraction Facility, however, is included in this Agreement as part of the Project, and the operation of the Oil Extraction Facility shall be included as part of the Services.
"Product" means the am It of Jatropha seed oil and the amount of biomass byproduct produced as part of the Project.
"Project" means establishment, development, and operation of Global's business to grow Jatropha in Mexico, to extract the oil from the Jatropha seeds, and the deliver of such oil to a buyer, including the purchase or lease of land in the name of Global, the establishment and operation of one or more Jatropha nurseries, the clearing, planting and cultivation of the Jatropha fields, the harvesting of the Jatropha seeds, the operation of Global's oil extraction facilities, and the logistics associated with the foregoing. The Project does not include the Joint Venture or the Biodiesel Refinery, which activities will be subject to one or more separate agreements between the parties hereto or their respective affiliates.
"Prudent Operating Practice" means any of the practices, methods and acts which, in the exercise of reasonable judgment in the light of the facts known at the time that a decision was made, could reasonably have been expected to accomplish the desired result at the lower reasonable cost, consistent with licensing and regulatory considerations, environmental considerations, reliability, safety and expedition.

"Construction & Operating Plan" means a forecast established by the parties for each year describing on a calendar month basis the requested level of production of Product from the Project for the following calendar year.
"Scheduled Output" means the designed capacity of the Project on a month to month basis as set forth in the Construction & Operating Plan.
"Services" means the services to be provided by Lodemo under this Agreement required to accomplish the goals of the Project.
"Service Standards" has the meaning set forth in Section 3.2(a).
"Utilities" means, collectively, those utilities which are utilized or required in connection with the Project, including electricity, fuel, water, wastewater, and temporary portable lavatories, applied or consumed in the operation of the Project and the supply or performance of Services.
"Joint Venture" means business arrangement the parties intend to establish for the purpose of designing, constructing, and operating a biodiesel manufacturing facility to be located in Yucatan, Mexico (hereinafter the "Biodiesel Refinery"). The parties currently anticipate that any Joint. Venture established by them shall be equally owned by them and will be financed, constructed, and operated on terms to be negotiated by them.
2.0 SCOPE OF SERVICES
2.1 General Scope of Services
Subject to Global's payment obligations as more fully set forth in Section 6, Lodemo's Services will include the following:
2.1.1 Project Management. Lodemo will provide Project Management services, which services, subject to the rights of the Global Project Manager to the extent granted herein, shall consist of implementing the Construction & Operating Plan, including the overall management and supervision of all aspects of the Project and the responsibility for ensuring the proper and timely performance of all Services to Global. Project Management provided by Lodemo will be provided by senior Lodemo staff and include participation in meetings with Global, planning, reporting, scheduling, budgeting, and day-to-day direction of all staff and activities.
2.1.2 Acquisition of Land Parcels. In cooperation with and on Global's behalf, Lodemo will identify potential land parcels suitable for nursery and Jatropha farming operations. Lodemo will negotiate with land owners the terms for the long-term use of the land, either by sale or by lease, for the purpose of Jatropha farming. Lodemo will assist Global by all necessary means to negotiate and consummate land sales and/or lease agreements. Notwithstanding the foregoing, Lodemo shall not have the right to enter into any land agreements (lease or purchase) on behalf of Global, and Lodemo shall not have the right to bind or obligate Global in any such land agreements. Nothing set forth in this Agreement obligates Global to enter into any land sales or lease Agreement, and Global shall have the sole right to determine whether to acquire land and the terms of such acquisition. The land contracts shall be entered into by an affiliate of Global, organized in Mexico.

2.1.3 Clearing of Land. Lodemo will prepare all nursery and farming land parcels as required to allow for efficient planting, irrigation, drainage, and propagation of Jatropha. Lodemo will clear trees, shrubs, structures, large rocks, and other foreign objects from the land as required.
2.1.4 Nursery Construction and Operation. Lodemo will set up and construct a Jatropha plant nursery at a site location approved by Global. The nursery will be for the staging operations and storage and care of Jatropha seeds, seedlings, stem cuttings, and other materials and supplies necessary for nursery operations. Global will be responsible for providing all Jatropha seeds, seedlings, stem cuttings, and other materials and supplies necessary for nursery operations. Lodemo will provide staff for ongoing daily operations of the nursery.
2.1.5 Planting and Cultivation of Jatropha. Lodemo will plant and cultivate Jatropha on the land owned or leased by Global. Planting will include transfer of seeds, seedlings, and/or established stem cuttings supplied by and through the nursery. Lodemo will provide high quality long-term care of the Jatropha to include irrigation, removal of weeds, and seasonal pruning.
2.1.6 Jatropha Seed Harvesting and Transportation. Upon proper plant maturity, Lodemo will harvest and clean all mature Jatropha seeds from all of Global's planted land parcels described above in this Agreement on a periodic basis as required. All Global Jatropha seeds harvested by Lodemo will be cleaned (removal of seed casings, stems, and leaves) and transferred by Lodemo to the Oil Extraction Facility or to another Yucatan oil extraction facility designated by Global.
2.1.7 Operation of Oil Extraction Facilities. Lodemo will assist Global in identifying suitable locations for one or more Oil Extraction Facilities. Lodemo will provide all operations and logistics services for the management and operations of a Global Oil Extraction Facility. The Oil Extraction Facility will be designed, constructed, and owned by Global. Lodemo will be responsible for all operations and site logistics, including transfer and disposal of seed meal and transfer of seed oil to buyers and local Global biodiesel manufacturing facilities.
2.2 Other Services
The parties understand that in the process of executing its Services, Global and Lodemo may from time to time hire or cause to be hired contractors and subcontractors to complete certain tasks. If during the process of reviewing contractor and subcontractor proposals, Lodemo determines it can and desires to provide the same services for an equal or lower price and at an equal or better quality; Global will provide Lodemo the opportunity to enter into agreement and perform, said services for its proposed price and under similar terms.

2.3 Construction of Facilities
2.3.1 Global Responsibilities. Global will fund the Project's costs and the fees and expenses set forth in this Agreement in the manner as specified in the Project Operations & Capital Expenditure Budget. Global shall also provide the necessary technology, including plant and soil science expertise, for the setup and construction of one or more nurseries and for Farm operations as necessary for the bulk production of Jatropha seeds. Global will provide all necessary funds, technology, engineering, procurement, and construction for the Oil Extraction Facilities.
2.4 Operation of Facilities
2.4.1 Services on Behalf of Global. Subject to (a) Global's right to exercise managerial control in accordance with default provisions as outlined in this Agreement, (b) Global's other rights hereunder, and (c) the other provisions of this Agreement, Lodemo will provide its Services on behalf of and for the account of Global, will have full authority and responsibility for executing its Services, and will perform its Services according to expectations and at such times as directed by Global.
2.5 Service Standards
2.5.1 Standard of Quality. Lodemo shall adhere to commercially reasonable standards in performing the Services in accordance with Global's direction and expectations as communicated in writing and through Project meetings with Global from time to time and shall perform or cause to be performed the Services in all material respects in accordance with (i) Prudent Operating Practice, (ii) Lodemo's standard practices for such services consistent with the scope and quality of similar services provided by Lodemo for itself in its other business activities, and (iii) all reasonable instructions of Global (collectively, the "Service Standard").
2.5.2 Compliance/No Violations. Lodemo shall perform its Services in accordance with applicable laws, rules, regulations, permits and licenses and orders of governmental authorities as in effect from time to time (collectively referred to as "Applicable Law"). Lodemo, in rendering its Services, shall have no obligation to take any action or otherwise to perform to the extent it reasonably believes such action or performance is or may be in violation of any Applicable Law or may involve any material risk to the Project, Facilities or Farm, or any part thereof. or any persons or property.
2.6 Personnel
2.6.1 Formation of Labor Management Company. The parties understand and agree that Lodemo may create a new Mexican corporation (herein referred to as "NEW Co.-) to perform the functions of hiring in its name and managing personnel required for executing its Services under this agreement. In its function, NEW Co. will be responsible for all labor-related management functions, including all payroll operations and payment of social security and health and welfare contribution obligations. Lodemo agrees that, notwithstanding the formation of New Co, Lodemo will be responsible for the supervising and managing NEW Co. and that Lodemo shall be responsible to Global under the terms of this Agreement for the actions or omissions of NEW Co. Even though personnel required for execution of the Services may be employees of NEW Co., such personnel will remain under the sole and exclusive supervision and control of Lodemo. All Lodemo and NEW Co. employees will be properly classified, qualified, trained and supervised by Lodemo for the execution of the Services.

2.6.2 Use of Employment Agencies. In order to hire appropriate personnel and fulfill the staffing obligations under this Agreement, Lodemo is authorized to hire personnel through an employment agency or labor outsourcing company. Additional fees required to hire personnel through an employment agency are considered Allowable Costs under the terms of this Agreement. All employees acquired through any employment agency will remain under the sole and exclusive responsibility, supervision, and control of Lodemo.
2.6.3 Right to Remove Personnel. If Global determines in good faith the continued assignment of any person, subcontractor, or employment agency performing or providing Services is not in accordance with the requirements and standards set forth in this Agreement, Global may deliver a notice to Lodemo stating its complaint and requesting removal and/or replacement of such person(s), subcontractor, or employment agency. Promptly after its receipt of such complaint and request by Global, Lodemo will investigate the matters stated in the complaint and request and discuss its own findings with Global. If Global still, in good faith, requests removal and/or replacement of such person(s), subcontractor, or employment agency, Lodemo will promptly remove and/or replace that person(s), subcontractor, or employment agency with one of suitable ability and qualifications reasonably acceptable to Global. In such cases, all costs incurred for the removal and replacement of such person(s), subcontractor, or employment agency, as well as any damages or repairs caused, will be considered as Allowable Costs.
2.7 Utilities
Lodemo will arrange for all necessary temporary and permanent Utilities to be provided to the nursery, any Farm, and any Oil Extraction Facility. In providing such Utilities, Lodemo will use such Utilities prudently and provide such s as economically as possible for such operation in connection with the Services.
2.8 Raw Materials, Supplies and Packaging Material.
Lodemo may acquire on behalf of Global all minor raw materials and supplies reasonably necessary for the Project, including maintenance, repair and operating supplies, spare parts, packaging materials, and utilities services and facilities required by Global and for execution of the Services. Such reasonably necessary minor raw materials and supplies are subject to periodic review by Global, but shall be considered as Allowable Costs.

2.9 Maintenance and Repairs
In the course of conducting operations and performing its Services, Lodemo may provide maintenance and repairs which may or may not involve capital expenditures, in accordance with Global's quality standards and standard Lodemo practice. If, in the reasonable opinion of Lodemo, capital expenditures are required with respect to proper operation and maintenance of the Project, Lodemo may make such capital expenditures directly and consider them as Allowable Costs provided that such capital expenditures are planned and included in the Project Operations & Capital Expenditure Budget. If such capital expenditures are not planned and included in the Project Operations & Capital Expenditure Budget or exceed the amounts included in the Project Operations & Capital Expenditure Budget, Lodemo may make such capital expenditures directly and consider them as Allowable Costs provided that Lodemo will not proceed without Global's written consent, which shall not be unreasonably withheld, prior to approving any capital project in excess of $5,000 for any one expenditure or collectively for all related expenditures.
2.10 Global's Presence at Site
During all of Lodemo's activities and for the purpose of reviewing Lodemo's progress and performance, Global will have total unrestricted access to all Project locations, including the nursery, farms, Oil Extraction Facility, and any other sites where Global's materials are stored or work under this Agreement is being conducted.
2.11 Permits and Licenses
Lodemo shall be responsible for obtaining and maintaining in Global's name any and all permits or licenses required by Applicable Law relating to the construction, operation, and ownership of the Project, Farm, Facilities or Logistics (but not relating to employees or other labor hired by Lodemo or New Co.). In the event that under Applicable Law Lodemo is required to be a party to such permits or licenses. Lodemo shall hold those permits and licenses on behalf of Global and for Global's account. Lodemo or New Co. shall obtain and maintain all permits and licenses required by Applicable Law to hire the employees and laborers used in the Project, including persons working on the Farms, in the nursery, and in the Oil Extraction Facility. All direct costs associated with obtaining and maintaining permits are considered Allowable Costs. Lodemo shall be responsible for obtaining and maintaining such permits and licenses.
3.0 BUDGETING
3.1 The Budgeting Process
Lodemo shall, for each calendar year, provide Global with Lodemo's proposed annual (i) Construction & Operating Plan and (ii) Project Operations & Capital Expenditure Budget (hereinafter the "Budget").

The draft Construction & Operating Plan and Budget is attached hereto as Exhibits D and E, which Construction & Operating Plan and Budget will be updated and submitted for approval by Global; all subsequent annual Construction & Operating Plans and Budget's will be delivered to Global at least 90 days prior to the beginning of each subsequent calendar year. Global shall provide prompt review and comments to Lodemo as soon as reasonably practicable, but no later than forty five (45) days after receipt of the proposed Construction & Operating Plan and Budget. Global's comments may include questions, comments, objections or suggested modifications which Global may have with respect to such proposed plan and budget, and the parties shall cooperate with each other in developing a mutually acceptable Construction & Operating Plan and Budget. Global must approve the Construction & Operating Plan and Budget in writing before they may be considered valid and before costs associated with the Construction & Operating Plan and Budget may be considered as Allowable Costs. If Global does not approve the annual Construction & Operating Plan and Budget by December 15 of the applicable calendar year, Lodemo will continue to perform the Services and continue operations in accordance with the previous year's Construction & Operating Plan and Budget, until such time as a new Construction & Operating Plan and Budget may be established through negotiation or according to dispute resolution methodology described in Section 15. Lodemo will provide Global with a monthly reconciliation of actual expenditures compared to the Budget, and Global and Lodemo will review annual Construction & Operating Plans and Budgets jointly on a monthly basis. The annual Construction & Operating Plan and Budget may be revised with the written consent of both parties during monthly reviews to reflect revisions necessitated by changed circumstances, including changes in law, scope, emergencies, and force majeure events.
3.2 Budget Detail and Format
Information included in the annual Construction & Operating Plan and Budget, as well as all supporting data, formulas, calculations, and back-up information will be available for review at any time by either party and will be shared upon request by the parties. Annual Construction & Operating Plans and Budgets will be provided by Lodemo in significant detail consistent with common professional practice and in a form that Global may request in order for it to adequately provide review and make prudent business decisions.
4.0 MANAGEMENT AND CONTROL
4.1 Responsibility of Personnel
Except as otherwise provided in this Agreement, Lodemo shall have exclusive managerial control over and responsibility for its personnel (and any personnel hired by New Co.), any subcontractors, and suppliers in the execution of its Services. Such control shall include decision making authority over coordination and scheduling labor, logistics, and operations; provided, however, that such control shall be effected in a manner which does not adversely affect the quality of service, result in delays, or violate or contradict any labor laws, rules, or moral obligations applicable to employees under the responsibility, supervision and control of either Lodemo, its subcontractors or suppliers, NEW Co., or any employ] it agency performing services hereunder, and such employees shall not be required to report to any person who is not ultimately reporting up through Lodemo.

42 Global Right to Review
Global reserves the right to review the management practices of Lodemo, its subcontractors and suppliers, NEW Co., and any employment agency performing services hereunder to determine and ensure that the Services are managed using methods that are not detrimental to safety and health of any employed person, or are not in violation of applicable standards or laws.
4.3 Global Project Manager
Global shall have the right at any time to appoint a Global representative as the person responsible for overall strategic planning and management of the Project and who may be located at any given time at any of the Facilities (the -Global Project Manager"). The Global Project 1Wrger may also be assisted in his work by other Global staff The Global Project Manager's function be to provide overall direction regarding the Project, including (i) the purchasing/leasing land, (ii) approving changes to the Budget, (iii) establishing overall practices and procedures for planting and harvesting Jatropha plants and seeds, and (iv) monitoring Lodemo's progress in carrying out the Construction & Operating Plan. The Global Project Manager and his staff, if any, will not provide supervision of Lodemo construction, operations, or logistics personnel and will not otherwise be responsible for, or involved in, the day-to-day operations of the Project. Global shall bear all costs and expense associate with its Global Project Manager and related staff. The Global Project Manager and staff will be provided access to all Facilities and financial and operating records of the Project, and at the Global Project Manager's request, will have the right to participate in Lodemo's planning, scheduling, and budgeting activities and meetings convened concerning operations or the execution of its Services ("Management Meetings").
4.4 Project Management Meetings
Lodemo will plan and arrange for monthly project management meetings to occur on or about the 20thday of every calendar month during the term of the Agreement (Management Meetings"). Through the Management Meetings, the parties shall perform progress and budget reviews and coordinate any shutdowns, curtailments, service outages, and changes to operations.
5.0 ENVIRONMENTAL POLICIES
5.1 Environmental Plan
As a part of its Services, Lodemo shall provide Global with a project environmental plan, which will include a description of its waste collection and disposal strategy, land clearing and biomass disposal strategy, site drainage plans, and its plan for providing any other services in accordance with local and national environmental laws and Global's corporate policies and practices.

5.2 Environmental Permits
On behalf of Global, Lodemo will apply for and bear responsibility for acquiring any required environmental permits and/or licenses, and will maintain and administer said permits and/or licenses for the Project and Facilities.
6.0 COMPENSATION FOR SERVICES
As compensation for Lodemo providing the Services herein, Global shall make payments to Lodemo as follows:
6.1 Allowable and Non-Allowable Costs
Allowable and Non-Allowable Costs for the Project shall be determined as follows.
6.1.1 Allowable Costs
"Allowable Costs" shall mean the actual costs described in this Subsection that are paid or payable by Lodemo and necessarily incurred during performance of the Services. Allowable Costs are subject to additions or deductions which may be made in accordance with this Agreement. Allowable Costs shall only include the following items:
6.1.1.1 Direct costs of salaries and wages actually paid to Lodemo's full-time employees listed in Exhibit "B". Other personnel who are specifically named in Exhibit "B" may also be charged to the Project to the extent that use of such personnel is included in the Budget or otherwise approved by Global. Any changes to such chargeable personnel during the course of the Project must be approved in writing by Global.
6.1.1.2 A factor of fifteen percent 15%) (Lodemo's "Labor Burden Rate") of the actual salaries and wages described in Subsection 6.1.1 above to compensate Lodemo for the cost of all statutory payroll taxes levied or assessed by any governmental body during the performance of the Services, including but not limited to retirement, unemployment taxes and unemployment insurance, and worker's compensation costs; and for the cost of any and all company paid employee benefits, including but not limited to holiday pay, vacation pay, sick leave, retirement plans, group medical and life insurance benefits. The Labor Burden Rate shall be applied to all hours at the salaries or wages listed in Exhibit "R-
6.1.1.3 Actual direct cost to Lodemo of non-employee agency personnel in accordance with the amounts paid pursuant to the applicable agency hire agreements plus an allowance of five percent (5%) to compensate Lodemo for its overhead costs pertaining to such personnel.

6.1.1.4 Actual cost of amounts paid or payable by Lodemo to its subcontractors and vendors for services performed pursuant to subcontracts and purchase orders which have reviewed and approved by Global.
6.1.1.5 Actual direct cost to Lodemo of all materials and equipment incorporated into the Services by Lodemo including the direct costs of transportation thereof Said costs shall be invoiced at actual trade and quantity discount prices, when applicable. Any salvage value actually realized by Lodemo at the end of the Project for any excess items paid for by Global shall be a credit for Global's account.
6.1.1.6 Actual direct costs to Lodemo of rental charges for all necessary construction machinery and equipment utilized in the Services, exclusive of small tools, including the direct costs of installation, dismantling, removal, maintenance. and grease; insurance; transportation and delivery. Such rental charges shall not exceed the prevailing rates in the area of the Project.
6.1.1.7 Actual and reasonable travel and subsistence expenses of Lodemo's Site Personnel listed in Exhibit "B" hereto while traveling in the discharge of duties in connection with the Services. Lodemo shall use its best efforts to obtain the lowest cost for such travel and expenses.
6.1.1.8 Actual direct costs of sales and use taxes directly relating to the Services that are imposed by governmental authorities and paid by Lodemo on behalf of Global.
6.1.1.9 Costs of clean-up and removal of debris.
6.1.1.10 Costs incurred due to an emergency affecting the safety of persons and property.
6.1.1.11 Costs of site security services for protection of the Services and Project unless provided by Global.
6.1.1.12 Project-related license fees required by statute.
6.1.1.13 Construction, building, or environmental permit fees paid by Lodemo when approved in advance and in writing by Global.
6.1.1.14 Other actual direct costs incurred in the performance of the Services if and to the extent such costs are incurred in the course of Lodemo's execution of the Plan and are contemplated in the Budget as approved in accordance with this Agreement.
6.1.1.15 Costs of claims, remedial actions, tines and damages resulting from Global's refusal or failure to implement plans and courses of actions specified in the annual Plan and Budget, including any labor termination and subcontractor termination cost.

6.2 Non-Allowable Costs
"Non-Allowable Costs" shall mean the direct and/or indirect costs described in this Subsection 6.2. All such Non-Allowable Costs are included in Lodemo's Management Fee set forth in Section 6.4 and/or as provided by mutual written agreements, including Change Orders, as provided for in this Agreement. Lodemo shall not be entitled to receive any additional reimbursement for any of the items described as follows:
6.2.1 All direct and indirect operating. maintenance and overhead costs of any kind relating to Lodemo's principal and branch offices which is not dedicated to or reserved for use on the Project, including but not limited to office space, furniture and equipment; rent; maintenance; local telephone; utilities; depreciation; security; furniture; office equipment; office supplies; property taxes; the development of construction manuals, standards or computer programs; personnel training other than for safety training; and janitorial services. The parties agree that Global shall only pay or reimburse Lodemo for any expenses related to its offices that are dedicated to or reserved for the use of the Project is Global has approved such offices in writing.
6.2.2 Any expenses relating to Lodemo's operating capital, including interest on Lodemo's capital employed in support of the Services.
6.2.3 All costs arising out of grossly negligent acts or omissions by Lodemo, any subcontractor, vendor or anyone directly or indirectly employed by any of them, or for whose acts any of them may be liable, for: (a) all costs including defense costs, losses and damages arising out of Lodemo's indemnity obligations to the extent defined in Article 8 hereof; and (b) the cost of all deductibles and losses not covered by any of the insurance policies required to be provided pursuant to Article 8 hereof
6.2.4 All costs incurred, at any time during the course of executing the Services by Lodemo, any subcontractor, vendor or anyone directly or indirectly employed by any of them, or for whose acts any of them may be liable, for correction, removal, replacement and disposal of any non-conforming work, materials or equipment to the extent defined in this Agreement.
6.2.5 All costs incurred by Lodemo for bonuses, stocks options, profits sharing arrangements and similar incentive programs.
6.3 Reimbursement for Allowable Direct Costs
Lodemo will maintain complete and detailed records of all of its direct and actual out-of-pocket costs and expenses related to the Project or otherwise subject to this Agreement. On or about the 20th day of each month during the term of this Agreement. Lodemo will submit its monthly application for payment ("Monthly Invoice"). Lodemo's Monthly Invoice will include a detail record of the previous month's direct and actual costs including employee man-hours and costs, agency personnel man-hours and costs, subcontractor costs, material costs, and equipment costs. All direct costs must be supported as Allowable Costs by verifiable documentation including timesheets and receipts. Undocumented or Non-Allowable Costs will not be reimbursed.

Operating Account
6.3.1 Establishment of Operating Account
Lodemo and Global shall establish a local depository account at a bank or other institution approved in writing by Global (the "Operating Account"). If requested by Global, all funds in the Operating Account shall be invested in a cash management program approved by Global ("Cash Management Account"). Lodemo will be authorized to make deposits and withdrawals from the Operating Account and Cash Management Account in accordance with this Agreement and within the guidelines of the then current Budget. Project funds shall not be commingled with Lodemo's other funds and only Project funds shall be deposited in the Operating Account and in no other account. Lodemo shall pay all of its direct costs authorized to be paid under this Agreement out of the Operating Account or Cash Management Account.
6.3.2 Funding of Operating Account
On or before the 1st day of each month, Global agrees to deposit into the Operating Account or Cash Management Account funds in an amount sufficient to maintain the Minimum Balance. The term "Minimum Balance" when used herein shall mean an amount equal to the projected operating and capital expenses of the Project projected for the following two months, as forecasted in the Budget, less any existing balances in the Operating Account. If, upon review of Lodemo's Monthly Invoice it is determined that Lodemo has expended funds from the Operating Account or Cash Management Account determined by Global to be Non-Allowable Costs, either Lodemo will replace these funds directly or credit Global by the same amount in the following month's Monthly Invoice. If the Non-knowable costs are not replaced or credited, the Minimum Balance will be reduced by the same amount invoiced as a Non-Allowable Cost.
6.4 Management Fees
6.4.1 Basic Fee
On a monthly basis, Global shall pay to Lodemo for the duration of this Agreement, a Management Fee equal to the greater of (i) $60 per hectare per year ($5 per hectare per month) for every full hectare planted and under cultivation in Jatropha, and (ii) the monthly fee shown by schedule in Exhibit A (hereinafter the -Minimum Fee"). Notwithstanding the foregoing, if at the time the Management Fee is determined the number of hectares planted and under cultivation is less than the amount set forth on Exhibit A solely as a result of Lodemo's failure to comply with its obligations under this Agreement, including its obligations to provide land aggregation, nursery and planting Services in a timely manner, the Minimum Fee shall be readjusted to reflect the number of hectares not planted as a result of Lodemo's failure to comply.

6.4.2 Performance Payment
Global will pay to Lodemo an incentive to reduce costs of operation of the Project, Farm and Facilities. Lodemo will be paid 20% of the reduction in actual direct costs (Allowable Costs) below the approved annual Budget for each year it reduces said costs. This cost reduction applies to all costs including land leases and other direct costs. This reduction may not in any way adversely impact quality of Product, worker treatment, safety or long term viability of the Farm or Project or violate any law or environmental rule or policy.
6.4.3 Provision for Transfer of Oil to Mexico Joint Venture
As additional compensation for Lodemo's Services under this Agreement and its agreement to enter into the Joint Venture, Global agrees to sell 10% of the net Jatropha seed oil produced by the Project to the Joint Venture for exclusive use as feedstock for the Biodiesel Refinery. The price at which such Jatropha seed oil will be sold to the Joint Venture shall equal Global's actual cost of production, including the allocated portion of the payments mar' by Global to Lodemo under this Agreement (excluding this Subsection 6.4.3).
6.4.4 Improved Production Bonus
Global will provide to Lodemo an incentive for increased oil production from the Project. Twenty percent (20%) of all oil produced by Global as part of the Project in excess of the projected baseline production shown in Exhibit C (as amended with the mutual written consent of the parties from time to time) will be sold to the Joint Venture at the same average cost as other oil sold by Global during any given month for exclusive use as feedstock to the Joint Venture.
6.4.5 Biomass Sales Incentive
Global will pay to Lodemo an incentive for all sales of the biomass byproduct produced from the seed oil extracted at the Oil Extraction Facility (hereinafter the "Biomass Incentive"). The Biomass Incentive will be 50% of the net price of the sale, which will be calculated by subtracting from the actual price received the amount of the actual handling costs of the biomass, including shipping, from the gross sales price. The Biomass Incentive will be paid 30 days of it by Global of funds from the buyer.
All potential sales of biomass are subject to review by Global, and Global reserves the right to either accept or reject any potential sale. However, if Global chooses to sell the biomass to a buyer for a lower price than an alternate buyer, Global will pay to Lodemo its Biomass Incentive based on the documented price of the alternate buyer.

6.4.6 Payment of Redundancy Costs in the Event of Suspension or Termination
At any time during the term of this Agreement, upon suspension or termination of this Agreement or the supply or performance of Services hereunder, in whole or in part, or upon cessation of production at the Project, or upon any major reduction by Global in the quantity of Products to be produced at the Project hereunder, in each case for any reason other than a breach by Lodemo of this Agreement, Global shall reimburse Lodemo for all direct costs incurred in separation and outplacement associated with any of Lodemo's or it's subcontractor's personnel or employees to the extent made redundant as a result of any such suspension, termination, cessation, or permanent reduction or shutdown, or major reduction. Any direct costs incurred and approved according to terms described in this Section will be debited from any remaining balance of funds previously advanced by Global to Lodemo through the Operating Account or Cash Management Account.
7.0 INSURANCE
Each party shall purchase and maintain its own insurance in such amounts and covering such risks as are usually carried by companies engaged in the same or similar business and similarly situated, including insurance against public liability and property damage. Both parties will work together to minimize the existence of non-required or redundant insurance coverages. Notwithstanding, the parties agree to purchase appropriate insurance coverage for the risks related to this Project. These risks and insurance coverage may include heavy rainfall, hurricanes, floods, fire and explosion damage. Cost of insurance is generally an Allowable Cost, but must be approved in advance in writing by Global.
8.0 THIRD PARTY INDEMNIFICATION
To the extent not covered by insurance, Lodemo agrees, to the fullest extent permitted by' law, to indemnify, defend, and hold Global and its officers, agents. and employees of Global harmless from and against any and all third party claims, demands, causes of action, damages, losses, and expenses of whatsoever nature, character, or description, regardless of merit thereof, which are or may be asserted against Global by any person or entity, and which arise out of or result from, in whole or in part, (i) the negligent acts or omissions of Lodemo in the performance of the Services under this Agreement, or (ii) the breach by Lodemo of any terms of this Agreement. The acceptance of the Services Global shall not operate as a waiver of such right of indemnification.
To the extent not covered by insurance, Global agrees, to the fullest extent permitted by law, to indemnify, defend, and hold Lodemo, its officers, directors, employees, and subcontractors harmless from and against all third party claims, demands, causes of action, damages, losses, and expenses of whatsoever nature, character, or description, regardless of the merit thereof, which are or may be asserted against Lodemo by any person or entity, and which arise out of or result from, in whole or in part, (i) the negligent acts or omissions of Global in the performance of Lodemo's obligations under this Agreement, or (ii) the breach by Global of any terms of this Agreement.

9.0 LIMITATION OF LIA ATV I L) DISCLAIM
Each party to this Agreement shall only be liable to the other party and its agents and employees for losses sustained by the other party and its agents and employees directly as a result of the first party's lack of performance under this Agreement and losses resulting from intentional misconduct or gross negligence by the first party, its employees, it's subcontractors (including the employees of NEW Co.). Neither party shall be liable for special, incidental, indirect, punitive or consequential damages under this Agreement; provided that this limitation shall not apply in the case of a party's willful acts. Anything contained herein to the contrary notwithstanding, Global acknowledges that Lodemo makes no representation or warranty of any kind with respect to having past experience in the provision of the Services, the financial viability of the Project, or the fitness of Jatropha oil for its intended use as a feedstock.
10.0 TAXES
Global shall reimburse Lodemo on a current basis for all taxes, excises or other charges which Lodemo may be required to pay to any government (federal, state, or local) relating to the Project, whether current in nature or as the result of any tax audit, by reason of any of its activities hereunder and not otherwise provided for herein. Notwithstanding the foregoing, Global shall not be required to reimburse Lodemo for taxes on or measured by Lodemo's fees, net income or profit.
11.0 OWNERSHIP
Under the terms of this Agreement, Lodemo shall not receive or acquire legal or equitable ownership or possession rights in any part of the Project or to any of Global's assets. Any ownership or equity interest Lodemo may ultimately receive will be covered under a separate agreement.
Except for the rights of access and operation granted in this Agreement, Lodemo shall not receive or acquire any legal or equitable ownership or possession rights to any part of the Project or any of Global's personal or real property contained or stored at the Project or the Facility. This exclusion to access and ownership includes seed oils and/or chemicals stored in tanks, trucks, railcars, tanks or barges.

The following documents shall be collectively referred to in this Agreement as the "Project Documents": all information, intellectual property, work product, and all documents (each in whatever medium or format, including computerized reports and information on disk) related to arising out of the Project, and the performance of the Services, including, without limitation, all land plans, maps, engineering studies, soil studies, geological studies, and other engineering information, all documentation prepared or obtained by Lodemo or Global in preparation for fi ;s with or filed with a governmental or quasi-governmental agency plans and specifications and environmental reports, and all other studies, tests, work product, analyses, development plans, studies, drawings, designs, and sketches, memoranda, construe., ,1 documents, marketing plans, financial analyses, books, records, data, and reports prepared or obtained by Lodemo or Global, their its employees, agents, consultants or subcontractors relating in any manner to the Project. The Project Documents shall be and remain the sole and exclusive property of Global and Global shall have the right to use such for any purpose without any additional compensation to Lodemo. Lodemo shall acquire no ownership rights in the Project Documents, but shall have the right to use such Project Documents in performance of the Services hereunder. Lodemo acknowledges that it is acting as an agent of Global, and all of the work product and Project Documents, and other intellectual property created, produced, or procured by Lodemo or any consultant or subcontractor, regardless of form of medium, are the sole property of Global, and constitute a -Work Made for Hire". If any services or processes or products are patentable, Global may, at its option, apply for a patent and the patent, if issued, shall be in Globes name and be the sole property of Global. All trademarks, trade names, logos, and other copyrightable materials shall be owned by Globable and may be registered by Global.
12.0 CONFIDENTIALITY
Neither party shall, directly or indirectly, disclose, communicate, divulge, furnish or make accessible or available, in whole or in part, to any person, firm, company, corporation or other entity, other than to its employees and other representatives to the extent necessary to discharge and perform its obligations under this Agreement or as required by any law or regulation, any data, know-how, drawings, plans, written instructions, or other writings, processes, techniques, methods, designs, inventions, materials, formula, equipment, machinery, de.4ces and the like (whether or not patentable) of a secret and confidential nature, and any other confidential information, material or matter, or trade secrets, relating to pertaining to the business of the other party that it learns of pursuant to this Agreement including, any such information relating to the processes and equipment for the production of the process used in the Project or by a similar process.
13.0 TERM
Unless terminated pursuant to Section 14, the term of this Agreement shall commence on the date hereof and continue for 20 years from the date hereof. At the expiration of the term, or upon termination pursuant to Section 14, Global shall continue to own all rights to the contracts, land, agricultural output, Facilities, Products, intellectual rights, and all other Project assets. Sections 8, 9, 11 and 12 shall survive the termination of this Agreement.

14.0 TERMINATION FOR DEFAULT; FORCE MAJEURE
14.1 In the event Lodemo is in default in the performance of any obligation under this Agreement and shall fail to diligently proceed to correct such default within thirty (30) calendar days following written notice from Global (or such longer time period to the extent the cure of the default is of a nature so as to require more time, provided that Lodemo commences the cure and continues the prosecution of the cure until completed) , or if Lodemo dissolves, tiles a petition in bankruptcy, or makes a general assignment for the benefit of its creditors, or if a petition in bankruptcy is filed against Lodemo or a receiver is appointed for reasons of insolvency; Global may, without prejudice to any other rights or remedies Global may have, terminate this Agreement by written notice. In the event of termination for default, Global may take possession of and finish the Services by whatever method Global deems expedient. In such event, Lodemo shall be liable for all damages sustained by Global by reason of such termination, whether at law or in equity. Global's right to require strict performance of any and all obligations in this Agreement shall not be affected by any previous waiver, forbearance or course of dealing prior to such termination. Global shall be entitled to recover its reasonable attorneys' fees, costs and disbursements in any action successfully brought to enforce its rights under this Agreement.
14.2 Global shall have the option, exercisable in good faith at its reasonable judgment, to terminate this Agreement, upon 90 days' prior written notice to Lodemo, if both (i) an event of Infeasibility has occurred, and (ii) Global thereafter ceases to pursue the Project. For purposes of this Agreement, "Infeasibility" shall mean the inability of the parties to proceed with the Project or impracticality of the Project for reasons beyond their reasonable control, including without limitation:
1. Political actions of a governmental agency that makes the Project more costly or time consuming or financially burdensome to undertake, including, without limitation, restrictions on land ownership or use, restrictions on the processes involved in the Project, nationalization of the Project, or enactment of laws that significantly and adversely affect the Project.
2. Determination that the oil extraction process does not result in commercially significant quantities of usable oil, or that the price for such oil makes the Project commercially unsustainable.
3. Natural disaster that affects a material portion of the Project (including the Jatropha plants, the distribution system, or the Oil Extraction Facility), and is not able to be corrected within twelve months.
4. Unexpectedly high costs of operations, provided that high costs shall grounds for claiming
Infeasibility unless the overall operating, costs exceed 200% of the Budget.
15.0 CLAIMS AND DISPUTE RESOLUTION
All claims and disputes and other mattersin question arising out of or relating to this Agreement or the breach thereof, shall be submitted first to voluntary Mediation, and if Mediation is not successful, then to binding Arbitration, in accordance with the then-current Model Procedure for Mediation of Business Disputes of the Center for Public Resources. Arbitrators and Mediators shall be jointly selected by the parties, and have experience in international dispute resolution involving business between Mexico and the United States. Judgment on any arbitration award may be entered in a court of any competent jurisdiction.

The prevailing party shall be entitled to recover its reasonable attorneys' fees, costs and disbursements in any action brought to enforce or its rights under this Agreement or to interpret the provisions of this Agreement. The existence of any claim, dispute or legal proceeding shall not relieve Lodemo from its obligation to properly perform its Services during such Mediation or Arbitration proceedings as set forth herein.
Notwithstanding the above, before either party pursues Mediation or Arbitration, the parties agree to attempt to resolve any dispute amicably at a meeting to be attended by persons with decision-making authority. If, within thirty (30) calendar days after such meeting, the parties have not succeeded in negotiating a resolution of the dispute, they agree to resolve the dispute according to the Mediation and Arbitration dispute resolution process described in this Section.
MISCELLANEOUS
Successors and Assigns
Except as expressly provided below, neither this Agreement nor any it, interest or obligation hereunder may be assigned by either party without the prior written consent of the other, except that (i) either party may assign this Agreement to an Affiliate of such party: provided that the party assigning this Agreement shall remain liable notwithstanding such assignment, (ii) Lodemo may assign this Agreement in whole to any purchaser of its business and assets, but as a condition of any such assignment, shall procure the written assumption of this Agreement, and (iii) Global may assign this Agreement to any purchaser of all or substantially all of the assets of the Project, provided that Global shall, as a condition of any such assignment, procure the written assumption of this Agreement by such assignee. The terms, covenants and conditions contained in this Agreement, including the obligations of indemnity contained herein, are binding upon and inure to the benefit of Lodemo and Global and their respective successors and permitted assigns and shall survive any transfer of the ownership or control of Lodemo or Global.
(The remainder of his page is intentionally left blank)

16.0 ENTIRETY OF AGREEMENT
This Agreement contains the full and complete understanding of the parties pertaining to the Project and the Services and supersedes any and all prior representations, negotiations, agreements or understandings between the parties, whether written or oral. This Agreement may not be modified except by a subsequent writing executed by both parties.
The parties hereby execute this Agreement by their respective duly authorized representatives as of the Effective Date stated in the preamble of this Agreement.

Medical Di, veries, Inc.,	Corporativo LODEMO S.A DE CV.
dba can Energy Holdings

NAME
President & Chief Oneratine Officer
ITLE	TITLE

ATI	DATE

Exhibit A
Minimum Fee Schedule
Payment Schedule

Month	Expected Fee	Minimum	Est. Allowabl	Minimum
-3	-	-	5,000	5,000
-2	-	-	5,000	5,000
-1	-	-	5,000	5,000
1	1,665	1,665	5,000	6,665
2	3,330	3,330	5,000	8,330
3	4,995	4,995	5,000	9,995
4	6,660	6,660	5,000	11,660
5	8,325	8,325	5,000	13,325
6	9,990	9,990	5,000	14,990
7	13,320	13,320	5,000	18,320
8	16,650	16,650	5,000	21,650
9	19,980	19,980	5,000	24,980
10	23,310	23,310	5,000	28,310
11	26,640	26,640	5,000	31,640
12	29,970	29,970	5,000	34,970
13	33,300	33,300	5,000	38,300
14	36,630	36,630	5,000	41,630
15	39,960	39,960	5,000	44,960
16	43,290	43,290	5,000	48,290
17	46,620	46,620	5,000	51,620
18	49,950	49,950	5,000	54,950
19	53,280	50,000	5,000	50,000
20	56,610	50,000		50,000
21	59,940	50,000		50,000
22	63,270	50,000		50,000
23	66,600	50,000		50,000
24	69,930	50,000		50,000
25	73,260	50,000		50,000
26	76,590	50,000		50,000
27	79,920	50,000		50,000
28	83,250	50,000		50,000
29	86,580	50,000		50,000
30	89,910	50,000		50,000
31	91,575	50,000		50,000
32	93,240	50,000		50,000
33	94,905	50,000		50,000
34	96,570	50,000		50,000
35	98,235	50,000		50,000
36	99,900	50,000		50,000
37	99,900	50,000		50,000
38	99,900	50,000		50,000
39	99,900	50,000		50,000
40	99,900	50,000		50,000
41	99,900	50,000		50,000
42	99,900	50,000		50,000
43	99,900	50,000		50,000
44	99,900	50,000		50,000
45	99,900	50,000		50,000
46	99,900	50,000		50,000
47	99,900	50,000		50,000
48	99,900	50,000		50,000
49	99,900	50,000		50,000
50	99,900	50,000		50,000
51	99,900	50,000		50,000
52	99,900	50,000		50,000
53	99,900	50,000		50,000
54	99,900	50,000		50,000
55	99,900	50,000		50,000
56	99,900	50,000		50,000
57	99,900	50,000		50,000
58	99,900	50,000		50,000
59	99,900	50,000		50,000
60	99,900	50,000		50,000
61	99,900	50,000		50,000
62	99,900	50,000		50,000
63	99,900	50,000		50,000
64	99,900	50,000		50,000
65	99,900	50,000		50,000
66	99,900	50,000		50,000
67	99,900	50,000		50,000
68	99,900	50,000		50,000
69	99,900	50,000		50,000
70	99,900	50,000		50,000
71	99,900	50,000		50,000
72	99,900	50,000		50,000
73	99,900	50,000		50,000
74	99,900	50,000		50,000
75	99,900	50,000		50,000
76	99,900	50,000		50,000
77	99,900	50,000		50,000
78	99,900	50,000		50,000
79	99,900	50,000		50,000
80	99,900	50,000		50,000
81	99,900	50,000		50,000
82	99,900	50,000		50,000
83	99,900	50,000		50,000
84	99,900	50,000		50,000
85	99,900	50,000		50,000
86	99,900	50,000		50,000
87	99,900	50,000		50,000
88	99,900	50,000		50,000
89	99,900	50,000		50,000
90	99,900	50,000		50,000
91	99,900	50,000		50,000
92	99,900	50,000		50,000
93	99,900	50,000		50,000
94	99,900	50,000		50,000
95	99,900	50,000		50,000
96	99,900	50,000		50,000
97	99,900	50,000		50,000
98	99,900	50,000		50,000
99	99,900	50,000		50,000
100	99,900	50,000		50,000
101	99,900	50,000		50,000
102	99,900	50,000		50,000
103	99,900	50,000		50,000
104	99,900	50,000		50,000
105	99,900	50,000		50,000
106	99,900	50,000		50,000
107	99,900	50,000		50,000
108	99,900	50,000		50,000
109	99,900	50,000		50,000
110	99,900	50,000		50,000
111	99,900	50,000		50,000
112	99,900	50,000		50,000
113	99,900	50,000		50,000
114	99,900	50,000		50,000
115	99,900	50,000		50,000
116	99,900	50,000		50,000
117	99,900	50,000		50,000	]

EXHIBIT B
LODEMO PERSONNEL
CONTRACTED PERSONELL
Contracted personal will be the key to make this plantation work and are required to accomplish most of the laborious efforts for this project. It is, therefore, important to be able to find and hire dependable and hard working individuals that will be able to perform the specific duties they will be assigned to do.
One of the first people needed, as we take over the ranch, is the Ranch Foreman. The Ranch Foreman will be responsible for the ranch when GCE or Grupo Lodemo's personal is not on site. He will coordinate with his subordinates to carry out any duties that are assigned to them and most importantly be responsible for the well being of the ranch and plantation efforts.
The second person to be hired will be the "Regador", the waterer, irrigator, the one responsible for irrigating and keeping the pivot systems operating and in good working order. He will have to keep good records of the irrigation systems plus records of the irrigation schedules as well. He will have to work closely with the ranch foreman and the agronomist to determine the fertilization rate that will have to be applied to the plants as assigned by the agronomist. El Regador will have his family living on the ranch with him and he will be assigned a home, on the ranch, so he can be close to the irrigation systems if anything fails during the irrigation cycles. His wife will provide meals to GCE and Grupo Lodemo personal, when on site, since it is not convenient to be going into Tizimin for meals. All necessary groceries and items will be provided for her to accomplish this task. This will cut down on expenses for those of us that are traveling and to the over all project budget. An allowance or salary will also be provided to her for her efforts.
It will be necessary to hire a night watchman, "Velador", or security guard to watch over the ranch at night, when everybody else is off and resting. Given the size of the ranch, it may take up to two or three people to take watch over such a large area.
Laborers will need to be contracted/hired as well as full time staff to take care of the daily routines of the ranch and other necessary duties required. These duties would include taking down fences, installing new ones, repairing them, repairing structures or buildings, repairing equipment and/or other duties as assigned. This personal would be the "ranch hands" and would not be part of the labor group that would take care of planting and growing the Jatropha. These people would work directly to operate and maintain the ranch and ensure that everything is in good working order. The number of laborers needed is still not defined but we can assume that, based on the size of ranch and the needed repairs to begin as we take over the ranch will be ten (10). These men will need to be semi-skilled and able to operate hand tools and have the basic knowledge of repairing structures or equipment. Two or three trucks will need to be assigned to this team especially as they are assigned different tasks.
A mechanic will also need to be hired to keep all equipment in good working condition. This individual must have experience with farm equipment as well as your typical vehicles to include all ranch hand and farm pick up trucks and cars.

Exhibit C
Baseline Production

	20k Oil Production Schedule
Month	1st Planting	2nd Planting	3rd Planting	4th Planting	5th Planting	Monthly US Gals	Cumulative US Gallons
-3	-	-	-	-	-	-	-
-2	-	-	-	-	-	-	-
-1	-	-	-	-	-	-	-
1	-	-	-	-	-	-	-
2	-	-	-	-	-	-	-
3	-	-	-	-	-	-	-
4	-	-	-	-	-	-	-
5	-	-	-	-	-	-	-
6	-	-	-	-	-	-	-
7	-	-	-	-	-	-	-
8	-	-	-	-	-	-	-
9	-	-	-	-	-	-	-
10	-	-	-	-	-	-	-
11	-	-	-	-	-	-	-
12	-	-	-	-	-	-	-
13	-	-	-	-	-	-	-
14	-	-	-	-	-	-	-
15	1,332	-	-	-	-	1,332	1,332
16	1,332	-	-	-	-	1,332	2,664
17	1,332	-	-	-	-	1,332	3,996
18	1,332	-	-	-	-	1,332	5,328
19	1,332	-	-	-	-	1,332	6,660
20	1,332	1,332	-	-	-	2,665	9,325
21	1,332	1,332	-	-	-	2,665	11,990
22	1,332	1,332	-	-	-	2,665	14,655
23	1,332	1,332	-	-	-	2,665	17,320
24	1,332	1,332	-	-	-	2,665	19,985
25	1,332	1,332	1,332	-	-	3,997	23,982
26	1,332	1,332	1,332	-	-	3,997	27,979
27	2,665	1,332	1,332	-	-	5,329	33,308
28	2,665	1,332	1,332	-	-	5,329	38,637
29	2,665	1,332	1,332	-	-	5,329	43,966
30	2,665	1,332	1,332	1,332	-	6,661	50,627
31	2,665	1,332	1,332	1,332	-	6,661	57,288
32	2,665	2,665	1,332	1,332	-	7,994	65,282
33	2,665	2,665	1,332	1,332	-	7,994	73,276
34	2,665	2,665	1,332	1,332	-	7,994	81,270
35	2,665	2,665	1,332	1,332	1,332	9,326	90,596
36	2,665	2,665	1,332	1,332	1,332	9,326	99,922
37	2,665	2,665	2,665	1,332	1,332	10,658	110,580
38	2,665	2,665	2,665	1,332	1,332	10,658	121,238
39	3,997	2,665	2,665	1,332	1,332	11,990	133,228
40	3,997	2,665	2,665	1,332	1,332	11,990	145,218
41	3,997	2,665	2,665	1,332	1,332	11,990	157,208
42	3,997	2,665	2,665	2,665	1,332	13,323	170,531
43	3,997	2,665	2,665	2,665	1,332	13,323	183,854
44	3,997	3,997	2,665	2,665	1,332	14,655	198,509
45	3,997	3,997	2,665	2,665	1,332	14,655	213,164
46	3,997	3,997	2,665	2,665	1,332	14,655	227,819
47	3,997	3,997	2,665	2,665	2,665	15,987	243,806
48	3,997	3,997	2,665	2,665	2,665	15,987	259,793
49	3,997	3,997	3,997	2,665	2,665	17,319	277,112
50	3,997	3,997	3,997	2,665	2,665	17,319	294,431
51	3,997	3,997	3,997	2,665	2,665	17,319	311,750
52	3,997	3,997	3,997	2,665	2,665	17,319	329,069
53	3,997	3,997	3,997	2,665	2,665	17,319	346,388
54	3,997	3,997	3,997	3,997	2,665	18,652	365,040
55	3,997	3,997	3,997	3,997	2,665	18,652	383,692
56	3,997	3,997	3,997	3,997	2,665	18,652	402,344
57	3,997	3,997	3,997	3,997	2,665	18,652	420,996
58	3,997	3,997	3,997	3,997	2,665	18,652	439,648
59	3,997	3,997	3,997	3,997	3,997	19,984	459,632
60	3,997	3,997	3,997	3,997	3,997	19,984	479,616
61	3,997	3,997	3,997	3,997	3,997	19,984	499,600
62	3,997	3,997	3,997	3,997	3,997	19,984	519,584
63	3,997	3,997	3,997	3,997	3,997	19,984	539,568
64	3,997	3,997	3,997	3,997	3,997	19,984	559,552
65	3,997	3,997	3,997	3,997	3,997	19,984	579,536
66	3,997	3,997	3,997	3,997	3,997	19,984	599,520
67	3,997	3,997	3,997	3,997	3,997	19,984	619,504
68	3,997	3,997	3,997	3,997	3,997	19,984	639,488
69	3,997	3,997	3,997	3,997	3,997	19,984	659,472
70	3,997	3,997	3,997	3,997	3,997	19,984	679,456
71	3,997	3,997	3,997	3,997	3,997	19,984	699,440
72	3,997	3,997	3,997	3,997	3,997	19,984	719,424
73	3,997	3,997	3,997	3,997	3,997	19,984	739,408
74	3,997	3,997	3,997	3,997	3,997	19,984	759,392
75	3,997	3,997	3,997	3,997	3,997	19,984	779,376
76	3,997	3,997	3,997	3,997	3,997	19,984	799,360
77	3,997	3,997	3,997	3,997	3,997	19,984	819,344
78	3,997	3,997	3,997	3,997	3,997	19,984	839,328
79	3,997	3,997	3,997	3,997	3,997	19,984	859,312
80	3,997	3,997	3,997	3,997	3,997	19,984	879,296
81	3,997	3,997	3,997	3,997	3,997	19,984	899,280
82	3,997	3,997	3,997	3,997	3,997	19,984	919,264
83	3,997	3,997	3,997	3,997	3,997	19,984	939,248
84	3,997	3,997	3,997	3,997	3,997	19,984	959,232
85	3,997	3,997	3,997	3,997	3,997	19,984	979,216
86	3,997	3,997	3,997	3,997	3,997	19,984	999,200
87	3,997	3,997	3,997	3,997	3,997	19,984	1,019,184
88	3,997	3,997	3,997	3,997	3,997	19,984	1,039,168
89	3,997	3,997	3,997	3,997	3,997	19,984	1,059,152
90	3,997	3,997	3,997	3,997	3,997	19,984	1,079,136
91	3,997	3,997	3,997	3,997	3,997	19,984	1,099,120
92	3,997	3,997	3,997	3,997	3,997	19,984	1,119,104
93	3,997	3,997	3,997	3,997	3,997	19,984	1,139,088
94	3,997	3,997	3,997	3,997	3,997	19,984	1,159,072
95	3,997	3,997	3,997	3,997	3,997	19,984	1,179,056
96	3,997	3,997	3,997	3,997	3,997	19,984	1,199,040
97	3,997	3,997	3,997	3,997	3,997	19,984	1,219,024
98	3,997	3,997	3,997	3,997	3,997	19,984	1,239,008
99	3,997	3,997	3,997	3,997	3,997	19,984	1,258,992
100	3,997	3,997	3,997	3,997	3,997	19,984	1,278,976
101	3,997	3,997	3,997	3,997	3,997	19,984	1,298,960
102	3,997	3,997	3,997	3,997	3,997	19,984	1,318,944
103	3,997	3,997	3,997	3,997	3,997	19,984	1,338,928
104	3,997	3,997	3,997	3,997	3,997	19,984	1,358,912
105	3,997	3,997	3,997	3,997	3,997	19,984	1,378,896
106	3,997	3,997	3,997	3,997	3,997	19,984	1,398,880
107	3,997	3,997	3,997	3,997	3,997	19,984	1,418,864
108	3,997	3,997	3,997	3,997	3,997	19,984	1,438,848
109	3,997	3,997	3,997	3,997	3,997	19,984	1,458,832
110	3,997	3,997	3,997	3,997	3,997	19,984	1,478,816
111	3,997	3,997	3,997	3,997	3,997	19,984	1,498,800
112	3,997	3,997	3,997	3,997	3,997	19,984	1,518,784
113	3,997	3,997	3,997	3,997	3,997	19,984	1,538,768
114	3,997	3,997	3,997	3,997	3,997	19,984	1,558,752
115	3,997	3,997	3,997	3,997	3,997	19,984	1,578,736
116	3,997	3,997	3,997	3,997	3,997	19,984	1,598,720
117	3,997	3,997	3,997	3,997	3,997	19,984	1,618,704

Exhibit D
The draft Construction & Operating Plan

Detailed Development Plan
Prepared for:
tizimin ranch,
yucatan mexico
Tizimin Ranch - 2,000 Hectares
Property Background:
The property is currently owned by Consortium Cattle Raiser Preisser, INC. of C.V., a companywhich raises cattle throughout Mexico. The land was purchased by them between 1994-5 and clear title was recorded in their name at that time. Since then they have had a mortgage secured on the property and have since paid it off and recorded the payoff.
The original land owner had been raising cattle on this property since 1995 and had a plan to clear more of the land a develop it as commercial grazing land for his cattle and to "rent" it to other cattle owners for grazing. They began clearing land, drilling wells, installing pumping stations, electricity and center pivot irrigation systems. In preparation for irrigating the entire property they installed approximately 14 wells and extended electricity to those locations. The improvements were estimated to have cost more then US $1.0 million.
They began by installing the first irrigation system for 135 Hectares on the most naturally clear land and then began clearing land to the west and east of that location. They installed two more systems, also for 135 Hectares each and then stopped work... we are not sure the exact reason, but we were told it was based on their internal company business direction in other areas of Mexico and had nothing to do with this particular property. We understand that they continue to raise cattle in other areas and have shipped all of the cattle to those areas.
The land was being maintained by a curator who lived off of the proceeds and products of the 120 head of cattle and various other farm animals that were on the property. There are many structures throughout the property including farm houses, small barns and various fenced corals. It appears that most of the property has a perimeter fence, mostly barbed wire, some of which is electrified.
The land was purchased with all of the improvements, but the livestock and farm equipment was shipped to the original owners' other properties.
Property Description:
The property is a consolidation of 7 separate properties under four currently recorded titles.
The land is located approximately 12 miles northeast of Tizimin, Yucatan, Mexico and is approximately 110 miles from Merida and the port of Progresso and 75 miles from Cancun.

The Latitude/Longitude for points on the property are as follows:

Road Access to land	N 21 12 968	W 87 56 132
Eastern Entrance to property	N 21 12 936	W 87 56 517
Farm House Location	N 21 13 459	W 87 58 939
Center Point of Eastern Irrigation System	N 21 13 158	W 87 58 547
Center Point of middle Irrigation System	N 21 13 210	W 87 59 360
Center Point of Western Most	N 21 13 451	W 87 59 732
Property Attributes:

�	Relatively clear flat land, ready for minor clearing and planting

�	(3) 135 ha irrigation systems installed (2 - 100% operational, 1- 90% complete)

�	14+ Wells already developed

�	Existing Water Concession (permit)

�	Good main and side road access to land for logistics

�	Adjacent to other potential land for expansion

�	Close proximity to multiple ports and coast access for logistics
The following are satellite maps of the land location and a CAD drawing of the property from information obtained by the owner.
1. Plant & Soil Science Support Plan
Genetic and Trait Selection - With the support of scientists from the University of Texas Pan America (UTPA) and additional Plant and Soil Scientists from Industry, we will continue to develop with the methodology for the genetic selection of the varieties of Jatropha curcas that show the best adaptability to our environment. We will utilize, as the base of the project, seeds of at least twelve different origins to be planted in the Tebec Plant Breeding & Propagation Site. The data and parameters will be obtained for the selection of the seeds which will propagate in the first productive units, implementing in parallel the continuous research program to reach the best productivity.
Genetic and Trait Selection Program

�	UTPA is generally responsible for this program and will be monitored by GCE to track improvements/setbacks of such program.

�	GCE Agronomist will work closely with UTPA for daily plant improvements.

�	Lodemo to provide staffing requirements for upkeep.

Germ Plasm & Selection
Nursery Facilities and Operations
Management & Operations
A team of professional scientists that the will be employed by GCE and Grupo Lodemo will oversee and management and operations of these facilities. This team includes an Agronomist and the UTPA. The agronomist will oversee the fertilization and irrigation program of this area along with direct input and consultation with the team. UTPA will also aid in this process plus offer solutions and oversight and management of these facilities. More specifically, UTPA may start developing the genetic and trait selection from these facilities. This trait selection will be huge in size but this may serve as a beginning to the entire process. Grupo Lodemo would be responsible for providing the personnel needed to facilitate this process, maintain and operate these facilities. They would provide oversight of this personnel to include supervision, direction and compensation.
Shade Houses
The shade houses may play an important part in providing plantings to the Tizimin ranch. Grupo Lodemo is currently conducting an experiment to determine a higher rate of germination. This experiment includes two groups, one with trays inside the shade house and another outside, exposed to the sun continuously. This experiment may determine whether or not we will be requiring shade houses to germinate and provide plants for the ranch.
The shade house at Tebec is a structure that occupies an area of 9.5m x 21.5m (approximately 200 m2) and will provide approximately 42,500 plantings using the BBC tray system. The plantings required for the first quarter section of Pivot #1 is approximately 88,000 trees. Therefore, if we build shade houses the same size as the one in Tebec, we would need two to provide the required planting for this first quarter section.
Assuming that we have a 100% germination rate for the planting in the shade houses, we would need only two shade houses to provide for the first section. Knowing, though, that this is not the case, we will need to germinate an additional 20 to 30%, either on the side of the shade houses or build an additional shade house for this reason. This, however, depends on the efficiency of our germination system.
If we consider planting out by quarter sections of each pivot system at the ranch as described above, then all we would need is two or three shade houses. On the other hand, if we consider planting other parts of the ranch utilizing seasonal rains as the main irrigation system, as Alfonso Peon from Grupo Lodemo has been proposing, then we will need to build additional shade houses for this effort. The number of additional shade houses would depend on the size of area and number of plantings required for this area.
Irrigation
Germination of the seeds requires water, therefore, an irrigation system will need to be installed at each shade house and/or the area designated for germination. This irrigation system can be very simple and cost effective if designed to be watered by hand.
The shade houses would be located near the main ranch house where both water and close vigilance would be provided. Locating the shade houses near to the existing ranch house would benefit from the close proximity of the existing well at the ranch and no additional drilling of wells would be required for this effort.
Perhaps an expansion tank would need to be part of this system to provide a constant rate of 30 gpm to the shade houses. Once inside each shade house, quick disconnects would be provided along the center, and above, so that the person watering the plants does not have to drag a fifty foot long hose around in the shade house. This would prevent people from tripping and falling plus not knocking things over with the hose. From each quick disconnect the "waterer" would connect his five foot long hose to water each section of the shade house.

Shade Clothe & Ground Cover
One of the methods to provide limited amount of sunlight to the plantings that has been discussed, but not fully understood, is the method of switching out shade clothes that allow 90, 75 and 50% of sunlight to penetrate each shade house. The changing out of each of this clothes will have to discussed and determined as to their longevity, meaning, how long each shade cloth will need to be over each shade house until the next one is required.
A lining called "Ground Cover" will also need to be considered to protect the ground, under each shade house, from weeds growing under them. This cover would not allow weeds to grow underneath them nor penetrate them.
Seed Varieties and Availability
Transportation and importing
Seeds for cultivation are available from a different number of sources, both, from within Mexico and outside of Mexico. The initial attempt to purchase seeds from Brazil and India has been a slow and a delaying process. Given this experience, planning for unforeseen delays and/or other obstacles is a must. Oversea varieties have to go through a stringent inspection process at the port of entry and through Mexican customs.
Transportation and importing of seeds from overseas varies in time depending on whether you transport them through air or sea. The earliest and fastest way to ship these seeds is through air cargo as it takes approximately three weeks which includes the required regulatory documentation and sanitation processes. Sea cargo takes approximately thirty days longer than air but the cost of this cargo is less expensive than air cargo by one fourth the price.
Air or sea cargo would be arriving at the port of Veracruz, Mexico and aside from the 15 to 45 day shipment time, we still need to allow for another seven to ten days for clearance, at customs, plus transportation to Merida Yucatan. Therefore, we should allow from 30 to 60 days for importing of seeds, depending on whether through air or sea.
The quality of seeds has not yet been determined but is something that will be learned through our genetic and trait selection process and through experience. The purchase of seeds will probably be a "one time" event since once acquiring the seeds and through geminating, they will be put through the genetic and trait selection process, allowing us to harvest seeds from our plants. This will allow for specific selection of the best varieties through cross pollination and the germination processes.
Therefore, the purchasing of seeds must be done with enough time to allow for warehousing.

Purchasing & Availability
The purchase of seeds is available through a number of sources as well but the costs per kilo vary. Seeds for cultivation are available from within Mexico and from other parts of the world as you can see in the list below. This list was developed as a plan to acquire seeds from within Mexico and outside of Mexico. We have included six varieties from Mexico and six from around the world. The list is as follows:

q	Seed Varieties and Availability

	a)	Origins

		1.	Mexico

			a.	Yucatan

			b.	Chiapas

			c.	Tabasco

			d.	Morelos

			e.	Morelia - Michoacan

			f.	Veracruz

		2.	Argentina

		3.	Brazil

		4.	India

		5.	Cambodia

		6.	Guatemala

		7.	Honduras
Warehousing/Storage
The storage or shelf life of the seed, we understand, depends on the environment and the storage conditions of the seed. We understand that they must be stored in a dry and cool environment to extend the shelf life.
Analysis of seeds
All seeds, from all different origins, will be tested and analyzed for oil content percentage, weight of each seed, and quantity/quality of protein. This will help in our genetic and trait selection as it is developed. With this information, we can compare each of these qualities of seeds with the ones that are germinated and cross pollinated as our program advances.

Cuttings
Farm Development
The development of the Tizimin ranch will be accomplished in phases but with the goal to have all two thousand hectares planted out with Jatropha carcus by the end of the year. It is important to note that there are three different pivot irrigation systems on the property already and that the development of this land will start with Pivot #1, the one closest to the Ranch house.
This farm sits approximately 12 miles northeast of Tizimin, Yucatan, Mexico and is approximately 110 miles from Merida and the port of Progresso and 75 miles from Cancun. Careful planning and coordination will need to be conducted for delivery of all necessary equipment and trips taken to the ranch since it is not conveniently accessible to Merida, our home base.
SITE ASSESMENT & TAKE-OVER PLAN
A detailed site assessment should be conducted as soon as we take over the ranch. This site assessment should include a detailed inventory of all structures (homes, houses) barns, garages, equipment, wells, electrical lines and power, water, wells, and other existing assets included with the ranch. The condition of the all of the Pivot systems is under way and is being conducted prior to this take over to try to speed up the process of clearing, planting and irrigation.
RANCH HOUSE PREPARATION
Preparation of ranch houses and sleeping quarters will have to be one of the first duties/requirements when overtaking the ranch. It is important to have a place to rest and sleep when the project site is far away from any city.
The main house will need to be identified and repairs needed must be documented during the initial site evaluation of the ranch. All required improvements and repairs must be noted along with furnishings required for your typical home. Furnishings should include but not be limited to beds, dresser drawers, lamps, night stands, kitchen chairs and tables, living room sofas and chairs, desks and chairs, telephone (land line), and other necessary items. This house must have a working bathroom with shower and all the necessary toiletries to include towels, soap, paper, and all other necessary items. Pots, pans, dishes, spoons, cups, glasses and all other necessary cook ware necessary to be able to provide and have required meals at the ranch and not have to eat out every day.
The ranch foreman's quarters or house will also need to be identified. All required repairs and improvements must also be documented at time of initial site assessment. A list of all required furnishings and necessities should be included as well for this house.
A home for the Regador (waterer) and his family should also be identified. All the necessary furnishings and required items to live at the ranch should be provided form them. This home should be close to the main house and the bunk house available to the ranch hands so that the regador's wife can easily feed the men on a daily basis.
An option to the regador's wife would be to hire a full time cook with an assistant and provide a sleeping quarter for them plus provide a mess hall so that all ranch hands can have a place to eat during the week.
The ranch hands, or laborers, must also have a place to rest and sleep. A bunk house should be identified for them and all necessary furnishings should be provided to them as well.

SUPPLY WAREHOUSE & REPAIR SHOP
A supply warehouse is needed to provide maintenance and repairs for all farm equipment. This structure will provide storage for all tools, machinery and equipment and an area for providing repairs to all farm equipment.
A well conditioned space will be assigned and maintained as storage for all the seed purchased for germination. Cooling and dehumidification will be required for this storage as well as proper shelving or storage compartments for the different varieties purchased.
The repair shop will be stocked with all necessary tools for the mechanic to include, but not limited to the following:

a.	Welder and Equipment

b.	Tools for Mechanics

c.	Cutting Tools

d.	Air Compressor (portable)

e.	Hydraulic Jacks/Wenches

f.	Grease Guns/Machine

g.	Lube Oil Tank/Pump
Storage facilities for diesel and used oil should be provided in this area as well. This area should be contained in case of an oil or fuel spill.
SMALL EQUIPMENT PURCHASES
Equipment for operating and maintaining the farm should be considered at the beginning of the operation. This equipment would be the necessary to begin operations when the land is purchased and taken over. The basic list is as follows:

a.	Small Truck for Foreman/Attendant

b.	Small Truck for the Regador (waterer)

c.	Small Truck for the Velador (night watchman)

d.	Small Truck for laborers

e.	Three Ton Truck

f.	Portable Generator

g.	Base Telephone (Land Line)

h.	Portable Radios

i.	Four Horses w/ Tack

j.	Four ATVs with Trailer

IRRIGATION
There are three pivot irrigation systems already in place at the ranch, number one pivot in Santa Eulalia section, number two at San Jose and number three in Santa Cruz. Neither of them is in working order and will need some work to be able to get them to working conditions again.
Valmont Corporation is in the process of providing us with a proposal to refurbish and get pivot #1 back on line and working again. Our efforts will be concentrated on this pivot for clearing and planting once this pivot is on line again.
CLEARING OF LAND
A comprehensive clearing plan needs to be prepared as a necessity and will be accomplished as we take over the ranch and start clearing Pivot #1. A contractor will be selected to accomplish this task and may be asked to provide this plan themselves if they have enough experience to do this themselves. A good property survey will be required not only for this task but to be able to plan soil sampling and location of new wells and or structures needed for the plantation. But regardless of what needs to happen down the road, a good survey will help us develop the farm in a much simplified manner.
GCE has a preference to cut or knock down weeds, brush and trees and compost the debris back into the ground, on site. It is customary in Yucatan to pile all of the debris and burn them but burning 2000 Ha would serve as negative publicity to this project. Either way, the land has to be cleared in a safe but expeditious way. We might find that a combination of both clearing methods might serve us better but we must make every effort to maintain a positive outlook on the project but still be productive and efficient in the process.
Clearing of the land is going to start at Pivot #1 at only one of the quarter sections of the system which is approximately thirty three hectares. Clearing will start as soon as we are able to take over the ranch, and in parallel, the refurbishment of the irrigation system as well. Once the irrigation system is in place and in working order, we will start planting right behind the clearing efforts.
In parallel to clearing of this area in Pivot #1, an area selected by the team will also be cleared to be able to take advantage of the rainy season, an area which will not require an irrigation system installed right away but will be installed soon after the rainy season is over. This will help us in energy costs and labor and materials cost for a new irrigation system.
Another option that may be taken is to have three different crews working on all three Pivot systems to get them ready for irrigation plus also have a crew at each pivot for clearing and planting. We can contract for clearing of pivot #1 but that does not mean that we cant clear the rest of the pivots and the remaining farm ourselves given the time and resources to do it.
Once we know the methodologies and ways to clear the land, we can accomplish this task ourselves, if given the time and resources to do it. Below is a list of equipment that would be necessary to accomplish this task and aid us in completing this in a much faster way.

Equipment Plan - Farming Equipment Selection and Acquisition

o	Clearing Equipment

	�	Bulldozers

	�	Tractors - Agricultural

	�	Discs - implementation

	�	Roller - implementation

	�	Tractors

	�	Agricultural Tractors

		o	Bull Dozer

	�	Implements for tractors

		o	Discs

		o	Screeds

		o	Flat bed trailer

		o	Rastras Agricultural

		o	Rastra Heavy

		o	Chapiadora/desvadorara

		o	Fumigadora - of pesticides

		o	Bombas of backpack - to fight the hierva

		o	Renta of Machinery for the spring cleaning

o	Maintenance equipment

		o	Welder and Equipment

		o	Tools for Mechanics

		o	Cutting Tools (For brush & weeds, I think)

		o	Air Compressor (portable)

		o	Hydraulic Jacks/Wenches

		o	Grease Machine

		o	Lube Oil Tank/Pump

o	Daily Use equipement

		o	3/4 ton Pick ups

		o	Flat bed trailers

CLEARING FORMAT
The order in which the land will be cleared will depend on which of the pivots can be refurbished easier and faster. Pivot #1 is the most accessible at this time and the type of brush, weeds, or trees are of low lying vegetation and may be easier to clear than the other two pivot systems. Since irrigation is one of the most important necessities to the growth of the plant, we will clear in and around the existing pivot irrigation systems. Clearing will commence in this order:

1.	Pivot #1 - 132 hectares (total)

One fourth of this circle (33 hectares) will be cleared first. Once the clearing is completed in this area, it will be irrigated once the irrigation system is up and running.

2.
Pivot #2 - 63 hectares (only 50% of the area can be irrigate at this time) The surrounding terrain will allow the pivot to circulate only to a half circle. The same concept of clearing can be accomplished with this pivot as with number one.

3.	Pivot #5 - 145 hectares

This pivot is the one that will require more refurbishment. The Valmont Corporation will provide us with detail on what it will take to bring this and the other pivot systems on line. The clearing format for this area still unknown since we have not yet taken over the ranch and have not yet done the site assessment or clearing plan.

4.	Areas that will be cleared later (according to the clearing plan)
CLEARING CRITERIA
Soft Weeds- It is estimated that the tractor with a heavy rake can clear approximately 2 ha/day, which will require three tractors with rakes/disks to achieve 6 Ha/Day = 6 ha/day x 5 days/week = 30 ha/week x 4 weeks/month = 120 ha/ month
Low Lying - With a tractor hauling a roller to knock down the weeds can advance 1 ha/day x 5 days/week = 5 ha/week x 4 week/month = 20 ha/month

�	1 tractor = 20 ha/month

�	2 tractor = 40 ha/month

�	3 tractor = 60 ha/month

�	4 tractor = 80 ha/month

�	5 tractor = 100 ha/month
High forest - This area will require a Bulldozer, D6 � D7, to knock down the forest/jungle and to push debris into piles. The Bulldozer can clear approximately 1 Ha/day. The debris can be milled or burned, depending on how fast we need to do away with the debris.
1 ha/day x 5 days/week = 5 ha/week x 4 week/month = 20 ha/month

i.	1 Bulldozer = 20 ha/month

ii.	2 Bulldozer = 40 ha/month

iii.	3 Bulldozer = 60 ha/month

iv.	4 Bulldozer = 80 ha/month

v.	5 Bulldozer = 100 ha/month

PLANTING STRATEGIES

a.	Sistema y patr�n de siembra circular (planning circular layout)

	i.	Cuantas plantas germinaremos al mismo tiempo?

	ii.	Que variedades alternar�amos en siembra

	iii.	Tiempo de permanencia - con protecci�n de 90%, 70% y 50%.

b.	Propagaci�n

	i.	Cortes/varas

			1.	Transplantadas de Tebec en canastas, cubetas o' a' raiz desnuda?

	ii.	Semillas

			1.	Sembrada a Mano, O'

			2.	Sembrada con maquinaria

	iii.	Pl�ntulas

			1.	Sembrada a Mano, O'

			2.	Sembrada con maquinaria

�	Facilities Plan - Utilities, Irrigation & Office Facilities

Valmont to provide a detailed report of existing conditions cost estimate for repair of each pivot system.

	a.	Mobius to provide plan for future irrigation systems.

	b.	Team to review and concur.

	c.	This irrigation plan shall be implemented along with the clearing plan for each phase.

Irrigation or Seasonal

	o	Irrigation:

		a)	Design or inspections of irrigation systems

		b)	Application for subsidy to the federal government for new installations, or to salvage, the pivot system.

		c)	The conditioning or implementation of the irrigation system

		d)	Rain demand analysis or report of weekly watering needs

		e)	It programs of irrigation

Temporary

		a)	Determining the program of work according to the stations of the year

		b)	Implementar system of irrigation to help and for time specific

d.

Fertilizer Plan
Irrigation & Fertilization program

	e.	Selected Agronomist to provide a detailed program for this site.

	f.	UTPA to help with oversight of condition and improvement and plants.

g.

�	Pesticide & Fungicide Plan

	i.	Disease and Plague control

		1.	Plauges - Common rat and rabbits

			i.	Aplication of pesticides

			ii.	Capture and identification of insects

			iii.	Insecticide program.

		2.	Diseases

			i.	Technical advise - Agr�nomo Abelardo Navarrete

�	Logistics Plan

�	Transportaci�n de germoplasma

	a.	Flete de cami�n de 10 toneladas para llevar todos los cortes de Tebec a' Tizim�n.

	b.	Equipo

			i.	Herramienta de mano

				1.	palas

				2.	carruchas

				3.	pico

				4.	martillos

				5.	marros

Exhibit E
Construction Budget
RESUMEN GENERAL
GENERAL SUMMARY

COMEDOR EMPLEADOS	$407,550.00
EMPLOYEES DINING ROOM
CASA ENCARGADO	$160,544.00
FOREMAN'S HOUSE
CASA PRINCIPAL	$698,244.00
MAIN HOUSE
GALERAS	$975,764.00
LARGE SHEDS
SUMA	$2,242,102.00
15% IVA	$336,315.30
TOTAL	$2,578,417.30

APROX USD	$234,401.00

TIEMPO DE CONSTRUCCION	4 MESES
CONSTUCTION TIME	4 MONTHS
ARQ LUIS GARCIA RIERA

PRECIO UNITARIO

ATENCION:	MVZ. ALFONSO PEON
OBRA:
EMPRESA:
CONCEPTO:	Analista de precio para la preparacion de tierra para la siembra con rodillo o rastra.

UNIDAD: Ha	ANALISIS No. 2021	FECHA: 10 DE MARZO DEL 2008
CONCEPTO	UNIDAD	CANTIDAD	P.U.	IMPORTE
REANTA TRACTOR D85	HORAS	1	$650.00	$650.00
COMBUSTIBLE	LITRO	30	$6.27	$188.10
OPERADOR	HORAS	0.125	$250.00	$31.25
AYUDANTE	HORAS	0.125	$100.00	$12.50
RENTA PASTRA O RODILLO	HORAS	1	$90.00	$90.00
PRECIO DIRECTO				$971.85
INDIRECTO CAMPO 3%				$29.16
SUBTOTAL				$1,001.01
UTILIDAD 20%				$200.20
PRECIO TOTAL HORA				$1,201.21
TIEMPO POR HECTAREA	HORAS	1.6	$1,921.93
(Son mil novesciectos veintiun pese 93/100)